UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES TO THE 121st BOARD OF DIRECTORS MEETING
HELD ON APRIL 30, 2008

1. DATE, TIME AND PLACE: On April 30, 2008, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14o andar, conjunto 1402 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2 of Article 18 of CPFL Energia Bylaws.

3. ATTENDANCE: All members of the Company’s Board of Directors and Board of Executive Officers attended the meeting.

4. PRESIDING BOARD: Chairman – Luiz Anibal de Lima Fernandes, and Secretary – Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters; its publication was authorized in the excerpt format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken by unanimous vote:

(i) Acknowledgement on the Working Plan of the Board of Directors’ Advice Committees and Commissions for April 2008;

(ii) Acknowledgement of the Report of the Chief Executive Officer (“highlights”) on the main facts pertinent to the Company’s business and industry indicators;

(iii) Approval of the minutes of the 118th, 119th and 120th Board of Directors Meetings held on March 26, April 9 and 24, 2008, respectively;

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861 -33

(iv) Approval, pursuant to item “r” of Article 18 of the Bylaws, of the incorporation of subsidiary by CPFL Energia, which aims at rendering customer help services;

(v) Ratification, in compliance with item “k” of Article 18 of the Bylaws, and conditions foreseen in the Executive Board Resolution No. 2008025, funding in the amount of one hundred and seventy-six million reais (R$ 176,000,000.00), by means of the modality set forth in BACEN Resolution No. 2770, out of which one hundred million reais (R$ 100,000,000.00) jointly with Banco Safra and seventy-six million reais (R$ 76,000,000.00) jointly with Unibanco, and the transfer of said funds to CPFL Geração de Energia S.A., recommending favorable vote to its approval of the subsidiary by the Board of Directors (Executive Board Resolution No. 2008017);

(vi) Approval of the disclosure of information that Messrs PEDRO CARLOS DE MELLO and PAULO MIDENA, elected to comprise the Fiscal Council at the Ordinary General Shareholders Meeting held on April 9, qualify as financial experts, pursuant to the provisions in Section 404 of Sarbanes-Oxley Law and in compliance with the Securities and Exchange Commission – SEC – rules, applicable to foreign companies listed in American stock exchanges; and

(vii) Recommendation to the management bodies of subsidiaries of vote favorable to the approval of the following matters: CPFL PIRATININGA DE FORÇA E LUZ: Ratification of Funding by means of BACEN Resolution No. 2770, Jointly with Banco BNP Paribas Brasil; CHUMPITAZ PARTICIPAÇÕES S.A., MAKELELE PARTICIPAÇÕES S.A. and PERÁCIO PARTICIPAÇÕES S.A.: Amendment to the Bylaws to Change the Address; RIO GRANDE ENERGIA S.A. (“RGE”): Amendment to the 3rd Debenture Issue Agreement.

6. CLOSURE: There being no further business to transact, the meeting was concluded and these minutes drawn up, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.